                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             SPECIALTY CATALOG CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   84748Q-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Specialty Acquisition Corp.
                             c/o Kane Kessler, P.C.
                          1350 Avenue of the Americas
                            New York, New York 10019
                         Attn: Jeffrey S. Tullman, Esq.
                                 (212) 541-6222
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   May 4, 2001
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP No. 84748Q-10-3                                         Page 2 of 34 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Specialty Acquisition Corp.

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[x]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

      NUMBER OF             0
        SHARES         ---------------------------------------------------------
     BENEFICIALLY      8    SHARED VOTING POWER
       OWNED BY
         EACH               1,517,309
      REPORTING        ---------------------------------------------------------
        PERSON         9    SOLE DISPOSITIVE POWER
         WITH
                            0
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            1,517,309
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,517,309
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         35.0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 84748Q-10-3                                         Page 3 of 34 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         First Global Holdings Limited

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                               [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of the British Virgin Islands
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

                            244,655
      NUMBER OF        --------------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY               0
         EACH          --------------------------------------------------------
      REPORTING          9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                 244,655
                       --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         244,655
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.6%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 84748Q-10-3                                         Page 4 of 34 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Oracle Investments and Holdings Limited

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of the British Virgin Islands
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              244,656
      NUMBER OF         --------------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY               0
         EACH           --------------------------------------------------------
      REPORTING          9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                 244,656
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         244,656
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.6%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 84748Q-10-3                                         Page 5 of 34 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Ionic Holdings LDC

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of the Cayman Islands
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               244,655
      NUMBER OF         --------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                0
         EACH           --------------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  244,655
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         244,655
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.6%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 84748Q-10-3                                         Page 6 of 34 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Marion Naggar Children's Settlement

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of England and Wales
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
      NUMBER OF         --------------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY               733,966
         EACH           --------------------------------------------------------
      REPORTING          9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                 0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              733,966
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         733,966
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.9%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 84748Q-10-3                                         Page 7 of 34 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Three Greens Holdings Limited

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of the British Virgin Islands
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               98,376
      NUMBER OF         --------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                0
         EACH           --------------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  98,376
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         98,376
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.3%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 84748Q-10-3                                         Page 8 of 34 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         GA Naggar 1982 Settlement

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of England and Wales
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               0
      NUMBER OF         --------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                98,376
         EACH           --------------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  0
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               98,376
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         98,376
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.3%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 84748Q-10-3                                         Page 9 of 34 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Abacus (C.I.) Limited

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of Jersey
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               0
      NUMBER OF         --------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                832,342
         EACH           --------------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  0
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               832,342
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         832,342
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.2%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 84748Q-10-3                                        Page 10 of 34 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Abacus Trustees (Jersey) Limited

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         Organized under the laws of Jersey
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               0
      NUMBER OF         --------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                832,342
         EACH           --------------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  0
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               832,342
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         832,342
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.2%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 84748Q-10-3                                        Page 11 of 34 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Guy Naggar

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Italian
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               405,267
      NUMBER OF         --------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                0
         EACH           --------------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  405,267
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         405,267
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.3%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 84748Q-10-3                                        Page 12 of 34 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Alexander Enterprise Holdings Corp.

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of the British Virgin Islands
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               0
      NUMBER OF         --------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                279,700
         EACH           --------------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  0
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               279,700
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         279,700
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.45%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IV
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 84748Q-10-3                                        Page 13 of 34 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Nicolas Berggruen

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               0
      NUMBER OF         --------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                279,700
         EACH           --------------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  0
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               279,700
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         279,700
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.45%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             -------------------
                                                             Page 14 of 34 Pages
                                                             -------------------

 Item 1. Security and Issuer.
-------  -------------------

         (i)      Name and Issuer: Specialty Catalog Corp. (the "Company")
                  ---------------

         (ii)     Address of the Principal Executive Offices of Issuer:
                  ----------------------------------------------------
                  21 Bristol Drive, South Easton, MA 02375.

         (iii)    Title of Class of Equity  Securities to which this  Statement
                  -------------------------------------------------------------
                  relates:  Common Stock, $0.01 par value (the "Common Stock").
                  -------

Item 2.  Identity and Background.
------   -----------------------

         (a)(b)(c) This statement is being jointly filed by each of the following persons (collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

                  Specialty Acquisition Corp., a Delaware corporation ("SAC"), was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (as defined below) and has not engaged in any activities except in connection with these transactions. The sole current officer of SAC is Guy Naggar, President. The current stockholders of SAC are as follows (collectively, the "Reporting Stockholders"): (i) First Global Holdings Limited ("First Global"), (ii) Ionic Holdings LDC ("Ionic"), (iii) Oracle Investments and Holdings Limited ("Oracle"), (iv) Three Greens Holdings Limited ("Three Greens"), (v) Guy Naggar, and (vi) Alexander Enterprise Holding Corp. ("Alexander"), a British Virgin Islands corporation.

                  This statement is also being filed on behalf of First Global, Oracle, Ionic, Three Greens, Marion Naggar Children's Settlement ("Marion Naggar Trust"), and GA Naggar 1982 Settlement ("GA Naggar Trust" and together with the Marion Naggar Trust, the "Trusts") by Abacus (C.I.) Limited, in its capacity as trustee of each of the Trusts and Abacus Trustees (Jersey) Limited, in its capacity as trustee of each of the Trusts. The Marion Naggar Trust was formed for the benefit of Marion Naggar's children. Marion Naggar is not a beneficiary or trustee of the Marion Naggar Trust. The GA Naggar Trust was formed for the benefit of Guy Naggar, Marion Naggar, and Mr. and Mrs. Naggar's children. Guy Naggar and Marion Naggar are not trustees of the GA Naggar Trust. First Global, Oracle and Ionic are investment vehicles for the Marion Naggar Trust. Three Greens is an investment vehicle for the GA Naggar Trust. Abacus (C.I.) Limited and Abacus Trustees (Jersey) Limited are the trustees of each of the Trusts.

                  This statement is also being filed by Nicolas Berggruen in his capacity as investment advisor to Alexander

                                                             -------------------
                                                             Page 15 of 34 Pages
                                                             -------------------



                  and by Alexander in its capacity as a stockholder of the Company.

                  The address of First Global, Three Greens, and Oracle is:

                  Geneva Place
                  2nd Floor
                  Wickham's Cay
                  P.O. Box 3339
                  Road Town
                  Tortola
                  British Virgin Islands

                  The address of Ionic is:

                  First Home Tower
                  British American Center
                  George Town, Grand Cayman
                  Cayman Islands

                  The address of Abacus (C.I.) Limited, Abacus Trustees (Jersey) Limited and the Trusts is:

                  La Motte Chambers
                  St Helier
                  Jersey
                  Channel Islands
                  JE1 1BJ

                  Mr. Guy Naggar is employed as an investment banker by Dawnay, Day & Co. Ltd. The address of Guy Naggar is:

                  c/o Dawnay, Day & Co. Ltd.
                  15 Grosvenor Gardens
                  London, England SW1W OBD

                  The principal business office for Nicolas Berggruen is:

                  499 Park Avenue
                  New York, New York 10022.

                  The principal business office for Alexander is:

                  801 Brickell Avenue
                  Suite 2580
                  Miami, FL 33131

                                                             -------------------
                                                             Page 16 of 34 Pages
                                                             -------------------


         (d)(e) During the last five years, none of the Reporting Persons or any other persons required to be identified in this Item 2 pursuant to Instruction C of Schedule 13D (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons or any other persons required to be identified in this Item 2 pursuant to Instruction C of Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Specialty Acquisition Corp. is a Delaware corporation.

                  Each of Oracle, First Global, and Three Greens were organized under the laws of the British Virgin Islands. Ionic was organized under the laws of the Cayman Islands. Each of the Trusts were organized under the laws of England and Wales. Abacus (C.I.) Limited and Abacus Trustees (Jersey) Limited were organized under the laws of Jersey.

                  Mr. Naggar is an Italian citizen.

                  Nicolas Berggruen is a citizen of the United States of America.

                  Alexander was organized under the laws of the British Virgin Islands.

                  The Reporting Persons may constitute a "group" for purposes of Rule 13d-5 under the Exchange Act, with respect to their beneficial ownership of the Common Stock and are collectively referred to as the "Reporting Group." The Reporting Group expressly disclaims that they have agreed to act as a group other than as described in this statement. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this statement as Exhibit 1 (which is incorporated herein by reference). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. This report on Schedule 13D constitutes the original report of the Reporting Group.


Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         On May 4, 2001, a special committee of the board of directors of the Company approved, and the Company and SAC entered into an Agreement and Plan of Recapitalization and Merger (the "Merger Agreement") providing that, upon the terms

                                                             -------------------
                                                             Page 17 of 34 Pages
                                                             -------------------


and subject to the conditions thereof, SAC will merge with and into the Company (the "Merger") with the Company continuing as the surviving corporation.

         As of the date of this statement, the Reporting Persons have not paid any funds or other consideration for purchases of the common stock in connection with the transactions contemplated by the Merger Agreement.

         If the Merger is consummated, the transactions contemplated by the Merger Agreement, the payment of related transaction fees and expenses and the refinancing, contemporaneously with the consummation of the Merger, will be financed from the following sources:

         (i) Approximately $2 million additional borrowings and excess cash under the Company's senior credit facility with Fleet Bank;

         (ii) At least $7,500,000 in gross proceeds from the issuance and sale of a potential subordinated debt and warrant investment in SAC. A copy of the non-binding Letter of Intent (the "Letter of Intent") relating to this mezzanine financing is attached hereto as Exhibit 3; and

         (iii) At least $1.8 million in the aggregate contributed by Alexander and Guy Naggar to SAC; and

         In addition, the Reporting Persons intend to have their Common Stock of the Company rolled into equity of the surviving corporation in the Merger.

         The descriptions of the Merger Agreement, and the Letter of Intent do not purport to be complete and are qualified in their entirety by reference to the complete text thereof, copies of which are filed as Exhibits 2 and 3 hereto, respectively, and incorporated herein by reference.

         The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.  Purpose of Transaction.
------   ----------------------

         The Merger Agreement provides that each issued and outstanding share of Common Stock will be treated in the Merger as follows:

         (a) Each share of Common Stock of the Company (the "Shares"), issued and outstanding immediately prior to the effective time of the Merger (other than the shares, if any, held by the Company in treasury or held by SAC, which will be cancelled, and the shares ("Dissenting Shares") held by stockholders who have exercised their statutory appraisal rights under the Delaware General Corporation Law (the "DGCL")), shall be cancelled and extinguished and be automatically converted into and become a right to

                                                            -------------------
                                                             Page 18 of 34 Pages
                                                             -------------------

                  receive $3.75 per share in cash upon surrender in the manner provided in the Merger Agreement.

         (b) Each Share which is issued and held in the treasury of the Company immediately prior to the effective time or issued and outstanding and owned by the Company or by SAC, shall be cancelled and retired, and no payment shall be made with respect thereto.

         (c) Each share of capital stock of SAC issued and outstanding immediately prior to the effective time shall be converted into capital stock of the surviving corporation with the same rights and terms as immediately prior to the Merger.

         The Merger is subject to various conditions, including, but not limited to, (i) the adoption of the Merger Agreement and the Merger by the affirmative vote of the holders of the majority of shares of Common Stock, (ii) the absence of any temporary restraining order, injunction or other order issued by any governmental authority or legal restraint or prohibition preventing the consummation of the Merger, and (iii) SAC receiving cash proceeds from debt and equity financing sufficient to consummate transactions contemplated by the Merger Agreement.

         As a result of the Merger, (i) the Certificate of Incorporation and By-laws of the surviving corporation will be those of the Company, as in effect immediately prior to the effective time of the Merger, (ii) the Common Stock would cease to be authorized and recorded on any national securities exchange, or over-the-counter market, (iii) the Common Stock would be delisted from registration under the Exchange Act, and (iv) the officers of SAC would become the officers of the surviving corporation and the directors of SAC would become the directors of the surviving corporation.

         Immediately prior to the signing of the Merger Agreement, on May 4, 2001 each of the Reporting Stockholders and SAC, entered into the Stockholders Agreement dated May 4, 2001, in the form which is attached hereto as Exhibit 4. The Stockholders Agreement, in general and among other things, contains a voting agreement reflecting composition of the board of directors, restricts the transfer of securities of SAC, subject to certain exempt transfers, and provides for "take-along" obligations, "come-along" rights, pre-emptive rights and rights of first offer with respect to the securities of SAC.

         Pursuant to the terms of the Stockholders Agreement simultaneously with the closing of the transactions contemplated by the Merger Agreement and immediately prior to the Merger, each of the Reporting Stockholders, together with additional stockholders who execute a transfer agreement, shall purchase additional shares of common stock of SAC by (i) contributing to SAC any or all of their shares of Common Stock of the Company, owned by each stockholder, (ii) making an additional cash contribution to SAC; or (iii) a combination of (i) and
(ii) above, in accordance with the terms and conditions of the subscription agreements (collectively, the "Subscription Agreement"), to be entered into by the Company and each of the respective stockholders of SAC. It is

                                                             -------------------
                                                             Page 19 of 34 Pages
                                                             -------------------


intended that at the effective time of the Merger, each of Alexander on the one hand, and Guy Naggar and the Trusts on the other hand, shall hold approximately 25% and 50%, respectively, of the outstanding shares of the Company on a primary basis.

         The description of the Stockholders Agreement, does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as Exhibit 4 hereto and is hereby incorporated herein by reference. The information set forth in Item 3 of this
Schedule 13D is hereby incorporated herein by reference.

         Other stockholders, certain members of management, and certain members of the Board of Directors of the Company, including Martin Franklin, Samuel Katz, and David Cicurel have been invited to and may determine to participate with the Reporting Stockholders in the Merger.

         Other than as set forth above, none of the Reporting Persons or any other persons required to be identified in Item 2 of this statement pursuant to Instruction C of Schedule 13D has any plans or proposals which relate to or result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

         The Reporting Persons expect to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price for the Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Company's operations and other factors. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. In particular, the Reporting Persons may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of the Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all of their positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

         The Reporting Persons may at any time reconsider and change their plans relating to any of the foregoing.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         The Company has represented in the Merger Agreement that as of May 4, 2001, there were 4,337,886 shares of Common Stock outstanding. As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 1,517,309 shares of Common Stock (including 3,600 shares issuable upon the exercise of options exercisable within 60 days of May 4, 2000), or approximately 35.0% of the Common Stock then outstanding.

                                                             -------------------
                                                             Page 20 of 34 Pages
                                                             -------------------


         By virtue of their potential status as a "group" for purposes of Rule 13d-5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the shares owned by other members of the Reporting Group. Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (a)(b) SAC does not currently directly own any shares of Common Stock. However, pursuant to the Stockholders Agreement and assuming that the Reporting Stockholders enter into the Subscription Agreements, SAC may be deemed to have beneficial ownership over the 1,517,309 shares of Common Stock (including 3,600 shares issuable upon the exercise of options exercisable within 60 days of the formation of the "group") beneficially owned by the Reporting Persons, constituting approximately 35% of the Common Stock of the Company as of May 4, 2001.

                  First Global has sole voting power and sole dispositive power with respect to 244,655 shares of Common Stock, Oracle has sole voting power and sole dispositive power with respect to 244,656 shares of Common Stock, and Ionic has sole voting power and sole dispositive power with respect to 244,655 shares of Common Stock. The Marion Naggar Trust may be deemed to have shared voting and dispositive power of 733,966 shares of Common Stock because it is the sole shareholder of First Global, Oracle and Ionic but disclaims beneficial ownership over any shares held by First Global, Oracle and Ionic.

                  Three Greens has sole voting power and sole dispositive power with respect to 98,376 shares of Common Stock. The GA Naggar Trust may be deemed to have shared voting and dispositive power of 98,376 shares of Common Stock because it is the sole shareholder of Three Greens but disclaims beneficial ownership over any shares held by Three Greens.

                  Each of Abacus (C.I.) Limited and Abacus Trustees (Jersey) Limited may be deemed to have shared voting and dispositive power of 832,342 shares of Common Stock in their capacity as the trustees of each of the Trusts but disclaim beneficial ownership over any shares held by any of the Trusts.

                  Abacus (C.I.) Limited, as trustee of The David Cicurel Settlement, may be deemed to have sole voting and dispositive power of an additional 40,111 shares of Common Stock in its capacity as the trustee of The David Cicurel Settlement but disclaims beneficial ownership over any shares held by The David Cicurel Settlement. The shares of Common Stock held by The David Cicurel Settlement are not included in the aggregate amount of shares reported as beneficially owned by any of the Reporting Persons.

                                                             -------------------
                                                             Page 21 of 34 Pages
                                                             -------------------


                  First Global disclaims beneficial ownership of any shares owned by Oracle, Three Greens, or Ionic. Oracle disclaims beneficial ownership of any shares owned by First Global, Three Greens, or Ionic. Ionic disclaims beneficial ownership of any shares owned by Oracle, Three Greens, or First Global. Three Greens disclaims beneficial ownership of any shares owned by Oracle, Ionic, or First Global.

                  Mr. Naggar beneficially owns an aggregate of 405,267 shares of the Common Stock, or 9.3% based on 4,341,486 shares (adjusted for the theoretical issuance of the shares Mr. Naggar is deemed to be the beneficial owner of as a result of options to purchase such shares exercisable within 60 days of the date hereof) of Common Stock outstanding as disclosed in the Company's Form 10-K for the year ended December 30, 2000 as filed with the Securities and Exchange Commission. Mr. Naggar is a director of the Company, and has received as part of his compensation as a director, an exercisable option ("Option") to purchase 3,600 shares of Common Stock at a price of $6.50 a share which are exercisable within 60 days from the date hereof. The market value of the Common Stock is, as of the date hereof, significantly below $6.50 a share and it is therefore unlikely that such options will be exercised in the immediate future. Mr. Naggar has sole voting and dispositive power with respect to 405,267 shares of the Common Stock, including shares underlying such Options.

                  Alexander holds 279,700 shares of Common Stock of the Company, or 6.45% of the 4,337,886 outstanding shares (as disclosed in the Merger Agreement). On March 21, 2001, Alexander purchased 7,000 shares of Common Stock on the open market at $2 1/8 per share. Such shares were purchased with the working capital of Alexander. Mr. Berggruen may be deemed to beneficially own the shares of Common Stock held by Alexander since he is the investment advisor to Alexander and has the power to direct the voting and disposition of the shares of Common Stock held by Alexander. As a result, Mr. Berggruen and Alexander may be deemed to share voting and dispositive power with respect to the shares of Common Stock held by Alexander. Alexander and Mr. Berggruen disclaim beneficial ownership of any shares held by any of the other Reporting Persons.

         (c) Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Reporting Persons in the last 60 days.

         (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported by this statement.

                                                             -------------------
                                                             Page 22 of 34 Pages
                                                             -------------------


         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to
--------------------------------------------------------------------------------
Securities of the Issuer.
-------------------------
         Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits
------   --------------------------------

         Exhibit 1 -       Joint Filing Agreement, May 9, 2001, by and among
                           First Global Holdings Limited, Oracle Investments and
                           Holdings Limited, Ionic Holdings LDC, Three Greens
                           Holdings Limited, Marion Naggar Children's
                           Settlement, GA Naggar 1982 Settlement, Abacus (C.I.)
                           Limited, Abacus Trustees (Jersey) Limited, Guy
                           Naggar, Nicolas Berggruen, and Alexander Enterprise
                           Holding Corp.

         Exhibit 2 -       Agreement and Plan of  Recapitalization  and Merger,
                           dated May 4, 2001, between Specialty Catalog Corp.
                           and Specialty Acquisition Corp.

         Exhibit 3 -       Stockholders Agreement, dated May 4, 2001, by and
                           among First Global Holdings Limited, Oracle
                           Investments and Holdings Limited, Ionic Holdings LDC,
                           Three Greens Holdings Limited, Guy Naggar, and
                           Alexander Enterprise Holding Corp.

         Exhibit 4 -       Letter of Intent,  dated May 3, 2001,  by and among
                           Golub  Associates  Incorporated,  LEG Partners III
                           SBIC, L.P. LEG Partners Debenture SBIC, L.P.,
                           Specialty Catalog Corp. and Specialty Acquisition
                           Corp.

                                                             -------------------
                                                             Page 23 of 34 Pages
                                                             -------------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 9, 2001

                                                 FIRST GLOBAL HOLDINGS LIMITED


                                             By: /s/ Elizabeth Le Poidevin
                                                ------------------------------
                                                 Name:  Elizabeth Le Poidevin
                                                 Title: Director

                                                             -------------------
                                                             Page 24 of 34 Pages
                                                             -------------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 9, 2001

                                                 IONIC HOLDINGS LDC


                                             By: /s/ Elizabeth Le Poidevin
                                                ------------------------------
                                                 Name:  Elizabeth Le Poidevin
                                                 Title: Director

                                                             -------------------
                                                             Page 25 of 34 Pages
                                                             -------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 9, 2001

                                                ORACLE INVESTMENTS AND
                                                HOLDINGS LIMITED



                                             By: /s/ Elizabeth Le Poidevin
                                                ------------------------------
                                                 Name:  Elizabeth Le Poidevin
                                                 Title: Director

                                                             -------------------
                                                             Page 26 of 34 Pages
                                                             -------------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 9, 2001


                                             MARION NAGGAR CHILDREN'S
                                             SETTLEMENT



                                          By: /s/ Elizabeth Le Poidevin
                                             ---------------------------------
                                              Name:  Elizabeth Le Poidevin
                                              Title: Director,
                                                     Abacus (C.I.) Limited and
                                                     Abacus Trustees (Jersey)
                                                     Limited, Trustees

                                                             -------------------
                                                             Page 27 of 34 Pages
                                                             -------------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 9, 2001

                                             ABACUS TRUSTEES (JERSEY) LIMITED



                                          By: /s/ Elizabeth Le Poidevin
                                             ---------------------------------
                                              Name:  Elizabeth Le Poidevin
                                              Title: Director

                                                             -------------------
                                                             Page 28 of 34 Pages
                                                             -------------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 9, 2001

                                              ABACUS (C.I.) LIMITED


                                          By: /s/ Elizabeth Le Poidevin
                                             ---------------------------------
                                              Name:  Elizabeth Le Poidevin
                                              Title: Director

                                                             -------------------
                                                             Page 29 of 34 Pages
                                                             -------------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 9, 2001


                                             GA NAGGAR 1982 SETTLEMENT


                                          By: /s/ Elizabeth Le Poidevin
                                             ---------------------------------
                                              Name:  Elizabeth Le Poidevin
                                              Title: Director,
                                                     Abacus (C.I.) Limited and
                                                     Abacus Trustees (Jersey)
                                                     Limited, Trustees

                                                             -------------------
                                                             Page 30 of 34 Pages
                                                             -------------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 9, 2001

                                             THREE GREENS HOLDINGS LIMITED


                                          By: /s/ Elizabeth Le Poidevin
                                             ---------------------------------
                                              Name:  Elizabeth Le Poidevin
                                              Title: Director

                                                             -------------------
                                                             Page 31 of 34 Pages
                                                             -------------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 9, 2001
                                                     /s/ Guy Naggar
                                                     ---------------------------
                                                     Guy Naggar

                                                             -------------------
                                                             Page 32 of 34 Pages
                                                             -------------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 9, 2001



                                                     /s/ Nicolas Berggruen
                                                     ---------------------------
                                                     Nicolas Berggruen

                                                             -------------------
                                                             Page 33 of 34 Pages
                                                             -------------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 9, 2001

                                                     ALEXANDER ENTERPRISE
                                                     HOLDING CORP.

                                                     /s/ Jared Bluestein
                                                     ---------------------------
                                                     Name: Jared Bluestein
                                                     Title: Director

                                                             -------------------
                                                             Page 34 of 34 Pages
                                                             -------------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 9, 2001


                                                    SPECIALTY ACQUISITION CORP.


                                                 By: /s/ Guy Naggar
                                                    ----------------------------
                                                    Name: Guy Naggar
                                                    Title: President